Exhibit 99.3

Consolidated financial statements of

Intellipharmaceutics
International Inc.

November 30, 2009, December 31, 2008 and 2007

Intellipharmaceutics International Inc.
November 30, 2009, December 31, 2008 and 2007

Deloitte & Touche LLP 5140 Yonge Street Suite 1700 Toronto ON M2N 6L7 Canada Tel: 416-601-6150 Fax: 416-601-6151 www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of
Intellipharmaceutics International Inc.

We have audited the accompanying consolidated balance sheets of Intellipharmaceutics International Inc. and subsidiaries (the "Company") as at November 30, 2009 and December 31, 2008, and the related consolidated statements of operations and comprehensive loss, shareholders' equity (deficiency) and cash flows for the 11 month period ended November 30, 2009 and year ended December 31, 2008.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company for the year ended December 31, 2007 were audited by other auditors whose report, dated October 17, 2008, expressed an unqualified opinion on those financial statements and included an explanatory paragraph concerning going concern uncertainties discussed in Note 2 to the consolidated financial statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2009 and December 31, 2008, and the results of its operations and its cash flows for the 11 month period ended November 30, 2009 and the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements for the 11 month period ended November 30, 2009 and the year ended December 31, 2008 have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2 to the consolidated financial statements, the Company's recurring losses from operations and inability to generate sufficient cash flows to meet its obligations and sustain its operations raise substantial doubt about its ability to continue as a going concern.  Management's plans concerning these matters are also discussed in Note 2 to the consolidated financial statements.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Independent Registered Chartered Accountants
Licensed Public Accountants
February 26, 2010

Intellipharmaceutics International Inc.
Consolidated balance sheets
as at November 30, 2009 and December 31, 2008
(Stated in U.S. dollars)
	November 30,
	2009	December 31,
	(Notes 1 and 2)	2008
	$	$
Assets
Current
Cash	8,014,492	902,213
Accounts receivable	5,427	22,326
Investment tax credits	1,840,044	871,784
Prepaid expenses and sundry assets	175,248	95,053
	10,035,211	1,891,376

Property and equipment, net (Note 5)	1,046,121	1,134,648
	11,081,332	3,026,024

Liabilities
Current
Accounts payable	1,323,368	328,477
Accrued liabilities (Note 6)	540,604	161,553
Employee cost payable (Note 7)	501,114	154,311
Current portion of capital
lease obligations (Note 9)	35,595	32,285
Deferred revenue	-	497,149
Due to related parties (Note 8)	2,360,181	925,830
	4,760,862	2,099,605

Warrant liability (Note 12)	226,268	-
Capital lease obligations (Note 9)	12,862	39,305
Deferred revenue (Note 14)	1,449,326	1,470,189
	6,449,318	3,609,099

Shareholders' equity (deficiency)
Capital stock (Note 10 and 11)
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
10,907,057 common shares	16,969	16,874
(December 31, 2008 - 5,997,751 special voting shares
3,329,965 common shares), with $0.01 par value
Additional paid-in capital	18,263,340	10,482,120
Accumulated other comprehensive (loss) income	(341,844)	385,647
Deficit	(13,306,451)	(11,467,716)
	4,632,014	(583,075)
Commitments and contingencies (Notes 9 and 15)
	11,081,332	3,026,024

On behalf of the Board:

____________________________                                                         ____________________________
Dr. Isa Odidi, Chairman of the Board                                                          Bahadur Madhani, Director

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of operations and comprehensive loss for the 11 month period ended November 30, 2009 and
years ended December 31, 2008 and 2007
(Stated in U.S. dollars)
	2009
	(11 months)	2008	2007
	(Notes 1 and 2)	(12 months)	(12 months)
	$	$	$

Revenue
Research and development	630,179	733,653	1,435,684
Other services	-	544,051	861,632
	630,179	1,277,704	2,297,316

Expenses
Cost of revenue	382,597	1,885,790	1,641,245
Research and development	1,554,859	419,187	483,050
Selling, general and administrative	975,197	1,365,461	1,137,780
Depreciation	344,768	574,851	399,160
	3,257,421	4,245,289	3,661,235

Loss before the undernoted	(2,627,242)	(2,967,585)	(1,363,919)
Fair value adjustment of warrants	286,983	-	-
Net foreign exchange gain (loss)	587,642	(817,407)	85,634
Interest income	1,822	95,282	91,985
Interest expense	(87,940)	(75,464)	(104,492)
Loss	(1,838,735)	(3,765,174)	(1,290,792)
Other comprehensive (loss) income
Foreign exchange translation adjustment	(727,491)	417,743	73,523
Comprehensive loss	(2,566,226)	(3,347,431)	(1,217,269)

Loss per common share, basic and diluted	(0.19)	(0.40)	(0.14)

Weighted average number of common
shares outstanding, basic and diluted	9,512,131	9,327,716	9,087,000

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of shareholders' equity (deficiency)
for the 11 month period ended November 30, 2009 and years ended December 31, 2008 and 2007
(Stated in U.S. dollars)

								Total
					Additional	Accumulated		shareholders'
	Special voting shares		Common shares		paid-in	Other	comprehensive	equity
	Number	Amount	Number	Amount	capital	income (loss)	Deficit	(deficiency)
		$		$	$	$	$	$

Balance, December 31, 2006	5,997,751	10,850	2,898,791	5,244	6,961,156	(105,619)	(6,411,750)	459,881

Proceeds from private placement,
net of issue costs	-	-	429,681	777	2,617,546	-	-	2,618,323
Share issued as compensation	-	-	1,493	3	9,447	-	-	9,450
Stock-based compensation	-	-	-	-	451,171	-	-	451,171
Other comprehensive income (net of tax - $nil)	-	-	-		-	73,523		73,523
Loss for the year	-	-	-	-	-	-	(1,290,792)	(1,290,792)
	-	-	431,174	780	3,078,164	73,523	(1,290,792)	1,861,675

Balance, December 31, 2007	5,997,751	10,850	3,329,965	6,024	10,039,320	(32,096)	(7,702,542)	2,321,556

Other comprehensive income	-	-	-	-	-	417,743	-	417,743
Stock-based compensation (net of tax - $nil)	-	-	-	-	442,800	-	-	442,800
Loss	-	-	-	-	-	-	(3,765,174)	(3,765,174)
	-	-	-	-	442,800	417,743	(3,765,174)	(2,904,631)

Balance, December 31, 2008	5,997,751	10,850	3,329,965	6,024	10,482,120	385,647	(11,467,716)	(583,075)

Shares issued as compensation	-	-	52,356	95	394,764	-	-	394,859
Share cancellation	(5,997,751)	(10,850)	(3,382,321)	(6,119)	(10,876,884)	-	-	(10,893,853)
Shares issued	-	-	10,907,057	16,969	10,876,884	-	-	10,893,853
Broker options issued in connection with
acquisition	-	-	-	-	161,833	-	-	161,833
Share issuance cost	-	-	-	-	(1,767,935)	-	-	(1,767,935)
Excess of assets over liabilities assumed on
acquisition	-	-	-	-	8,992,558	-	-	8,992,558
Other comprehensive loss (net of tax - $nil)	-	-	-	-	-	(727,491)	-	(727,491)
Loss	-	-	-	-	-	-	(1,838,735)	(1,838,735)
	(5,997,751)	(10,850)	7,577,092	10,945	7,781,220	(727,491)	(1,838,735)	5,215,089
Balance, November 30, 2009	-	-	10,907,057	16,969	18,263,340	(341,844)	(13,306,451)	4,632,014

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of cash flows
for the 11 month period ended November 30, 2009 and years ended December 31, 2008 and 2007
(Stated in U.S. dollars)

	2009	2008	2007
	(11 months)	(12 months)	(12 months)
	$	$	$

Loss	(1,838,735)	(3,765,174)	(1,290,792)
Items not affecting cash
Depreciation	344,768	574,851	399,160
Stock-based compensation	18,529	442,800	460,621
Interest accrual	82,381	-	-
Fair value adjustment of warrants	(286,983)	-	-
Unrealized foreign exchange (gain) loss	(669,379)	662,766	115,610
	(2,349,419)	(2,084,757)	(315,401)

Change in non-cash operating assets & liabilities
Accounts receivable	12,042	454,638	(225,325)
Investment tax credits	(411,228)	130,595	(290,816)
Prepaid expenses and sundry assets	43,969	(37,946)	(19,884)
Accounts payable and accrued liabilities	(1,631,804)	277,336	(31,342)
Deferred revenue	(521,543)	(475,593)	1,562,889
Cash flows (used in) from operating activities	(4,857,983)	(1,735,727)	680,121

Financing activities
Due to related parties	1,164,367	(316,392)	(300,864)
Repayment of capital lease obligations	(31,363)	(38,405)	(12,803)
Share issuance costs	(334,508)	-	2,618,323
Cash flows from (used in) financing activities	798,496	(354,797)	2,304,656

Investing activity
Purchase of property and equipment	(93,412)	(91,542)	(175,725)
Cash received on acquisition of Vasogen (Note 4)	11,334,855	-	-
Cash flows from (used in) investing activities	11,241,443	(91,542)	(175,725)

Increase (decrease) in cash	7,181,956	(2,182,066)	2,809,052
Cash, beginning of year	902,213	3,202,294	375,054
Effect of foreign exchange (loss) gain on
cash held in foreign currency	(69,677)	(118,015)	18,188
Cash, end of year	8,014,492	902,213	3,202,294

Supplemental cash flow information
Interest paid	-	141,822	104,492
Taxes paid	-	-	-

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2009, December 31, 2008 and 2007
(Stated in U.S. dollars)

1.	Nature of operations

Intellipharmaceutics International Inc. (“IPC” or the “Company”) is a pharmaceutical company specializing in the research development and manufacture of controlled and targeted once-a-day novel oral solid dose drugs.

The shareholders of IntelliPharmaCeutics Ltd. (“IPC Ltd”), and Vasogen Inc. (“Vasogen”) approved a plan of arrangement and merger whereby IPC Ltd. combined with Vasogen to continue as a newly incorporated publicly traded entity to be called Intellipharmaceutics International Inc. (“the IPC Arrangement Agreement”)  at their respective shareholder meetings on October 19, 2009. All court and regulatory approvals required to effect the arrangement were received.  The arrangement resulted in essentially IPC Ltd. combining with 7231971 Canada Inc. (“New Vasogen”), a new Vasogen company, that acquired substantially all of the assets of Vasogen, including the proceeds from its non-dilutive financing transaction with Cervus LP as described further below.

Separately, Vasogen entered into an arrangement agreement with Cervus LP (“Cervus”), an Alberta based limited partnership that reorganized Vasogen prior to completion of the transaction with the Company and provided gross proceeds to Vasogen of approximately Cdn $7.5 million in non-dilutive capital.

The completion of the arrangement on October 22, 2009 resulted in a new publicly-traded company, Intellipharmaceutics International Inc. Incorporated under the laws of Canada and traded on the TSX and NASDAQ.  As a result of the arrangement transaction, IPC Ltd shareholders owned approximately 86% of the outstanding common shares of the Company and Vasogen's shareholders owned approximately 14% of the outstanding common shares of the Company.

As a result of the transaction the Company selected a November 30 year end which resulted in the Company having an eleven month fiscal period in 2009.  All comparable information is that of the predecessor Company IPC Ltd. which had a December 31 year end.

2.	Basis of presentation

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned operating subsidiaries, IPC Ltd, Intellipharmaceutics Corp. (“IPC Corp”), Vasogen Ireland Ltd. (“VIL”) and Vasogen Corp. (“VUS”).

On October 22, 2009, the Company, formerly IPC Ltd, as part of the acquisition discussed in Note 1, issued 1,526,987 shares of stock in exchange for all the outstanding shares of Vasogen Inc. (“Vasogen”) and 9,380,070 shares of stock in exchange for all the outstanding shares of IPC Ltd as per the exchange ratio described in Note 8. Under accounting principles generally accepted in the United States of America (“GAAP”), this transaction is considered to be a continuity of Interest transaction followed by the acquisition of assets and assumption of certain liabilities of Vasogen. On acquisition, the difference between the fair value of assets acquired and liabilities assumed has been recorded as a credit to additional paid in capital as described in note 4.

The comparative number of shares issued and outstanding, options, warrants, basic and diluted loss per common share have been amended to give effect to reflect the merger.

All significant inter-company accounts and transactions have been eliminated on consolidation.

2.	Basis of presentation (continued)

(b)	Going concern

The consolidated financial statements have been prepared in accordance with GAAP, as outlined in the FASB Accounting Standards Codification (“ASC”), assuming that the Company will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

The Company’s principal business activities are focused on the research, development and manufacture of controlled and targeted once-a-day oral dose solid drugs. The Company earns revenues from development contracts which provide upfront fees, milestone payments, reimbursement of certain expenditures and royalty income upon commercialization of its products. The Company has incurred losses from operations since inception, and has an accumulated deficit of $13,306,451 (2008 - $11,467,716). The Company has funded its research and development activities through the issuance of capital stock, loans from related parties and funds received under development agreements.

As the Company has several projects in the research and development stage, it expects to incur additional losses and require additional financial resources to support its operating activities for the foreseeable future. The continuation of the Company’s research and development activities and the commercialization of its products are dependent upon the Company’s ability to successfully complete its research programs, protect its intellectual property and finance its cash requirements on an ongoing basis. Management believes that the Company will be able to obtain additional financing to fund operations for the foreseeable future. However, there is an uncertainty about the outcome of management’s efforts to raise additional financing and future research and development activities.

If the Company is not able to raise additional funds to finance its operations for the foreseeable future, there is substantial doubt about the Company’s ability to continue as a going concern and realize its assets and pay its liabilities as they become due. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(c)	Use of estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Areas where significant judgment is involved in making estimates are: the determination of estimated useful lives of property and equipment; the fair values of financial assets and liabilities; the determination of units of accounting for revenue recognition; the expected term of the Company’s continued involvement in the research and development of each contract; the fair value of stock options and the determination of performance criteria for expensing share-based payments; evaluation of income tax positions; the determination of valuation allowances; the determination of investment tax credits: accrued liabilities; deferred revenue; the fair value option for financial assets and liabilities; and forecasting future cash flows for assessing whether there are any impairments of long-lived assets.

3.	Significant accounting policies

(a)	Investment tax credits

The investment tax credits (“ITC”) receivable are amounts recoverable from the Canadian federal and provincial governments under the Scientific Research & Experimental Development incentive program. The amounts claimed under the program represent the amounts submitted by management based on research and development costs incurred during the year up to October 21, 2009. Realization is subject to government approval. Any adjustment to the amounts claimed will be recognized in the year in which the adjustment occurs. Refundable ITCs claimed relating to capital expenditures are credited to property and equipment. Refundable ITCs claimed relating to current expenditure is netted against research and development expenditure.

(b)	Property and equipment

Property and equipment are recorded at cost. Equipment acquired under capital leases are recorded net of imputed interest, based upon the net present value of future payments. Assets under capital leases are pledged as collateral for the related lease obligation. Repairs and maintenance expenditures are charged to operations; major betterments and replacements are capitalized. Depreciation bases and rates are as follows:

Assets	Basis	Rate
Computer equipment Computer software Furniture and fixtures Laboratory equipment Leasehold improvements	Declining balance Declining balance Declining balance Declining balance Straight line	30% 50% 20% 20% Over term of lease
Leasehold improvements and assets acquired under capital leases are depreciated over the term of their useful lives or the lease period, whichever is shorter. The charge to operations resulting from depreciation of assets acquired under capital leases is included with depreciation expense.

(c)	Impairment of long-lived assets

Long-lived assets are reviewed for impairment when events or circumstances indicate that the carrying value of an asset may not be recoverable. For assets that are to be held and used, impairment is recognized when the sum of estimated undiscounted cash flows associated with the asset or group of assets is less than its carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on discounted cash flows or internal/external appraisals, as applicable.

(d)	Warrants

As a result of the transaction described in Note 1, the Company acquired certain assets and assumed liabilities including warrants. The warrants are presented as a liability because they do not meet the criteria of Accounting Standards Codification topic ASC 480, formerly EITF 00-19 for equity classification. Subsequent changes in the fair value of the warrants are recorded in the consolidated statements of operations.

3.	Significant accounting policies (continued)

(e)	Revenue recognition

The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, research and development support payments, scale-up services and royalty payments on sales of resulting products. Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectability is reasonably assured. From time to time, the Company enters into transactions that represent multiple-element arrangements. Management evaluates arrangements with multiple deliverable to determine whether the deliverables represent one or more units of accounting for the purpose of revenue recognition. A delivered item is considered a separate unit of accounting if the delivered item has stand alone value to the customer, the fair value of any undelivered items can be reliably determined, and the delivery of undelivered items is probable and substantially in the Company’s control.

The relevant revenue recognition accounting policy is applied to each separate unit of accounting.

Research and development

Under arrangements where the license fees and research and development activities can be accounted for as a separate unit of accounting, non-refundable upfront license fees are deferred and recognized as revenue on a straight-line basis over the expected term of the Company's continued involvement in the research and development process.

Deferred revenue represents the funds received from clients, for which the revenues have not yet been earned, as the milestones have not been achieved, or in the case of upfront fees for drug development, where the work remains to be completed.

For contracts that have been put on hold, the Company does not recognize any upfront fees from the period in which the product was on hold. For contracts that are terminated or abandoned; the Company recognizes all of the remaining unrecognized upfront fees in the period in which the contract was terminated, and net of amounts that are reimbursable, if any.

Revenue from the achievement of research and development milestones, if deemed substantive, is recognized as revenue when the milestones are achieved, and the milestone payments are due and collectible. Milestones are considered substantive if all of the following conditions are met: (i) the milestone is non-refundable; (ii) achievement of the milestone was not reasonably assured at the inception of the arrangement; (iii) substantive effort is involved to achieve the milestone; and (iv) the amount of the milestone appears reasonable in relation to the effort expended, the other milestones in the arrangement and the related risk associated with achievement of the milestone. If any of these conditions are not met, the Company recognizes a proportionate amount of the milestone payment upon receipt as revenue that correlates to work already performed and the remaining portion of the milestone payment would be deferred and recognized as revenue as the Company completes its performance obligations.

3.	Significant accounting policies (continued)

(e)	Revenue recognition (continued)

Research and development (continued)

Pursuant to the guidance in ASC topic 605, formerly EITF Issue 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent” (“EITF 99-19”). The Company analyzes whether to categorize reimbursed expenses from customers as a) the gross amount billed or b) the net amount retained, the Company will analyze the relevant facts and circumstances related to these expenses and considered the factors, as specified in the EITF Issue noted above.

Other services

Scale-up is the process of translating a laboratory batch to a much larger (manufacturing scale) batch. Revenue generated from any scale-up activities is recorded under ASC topic 605, formerly SAB 104. Costs and profit margin related to these services that are in excess of amount billed are recorded in accounts receivable, and amounts billed related to these services that are in excess of costs and profit margin are recorded in deferred revenue.

Royalties

The Company will recognize revenue from royalties based on licensees' sales of the Company's products or technologies. Royalties are recognized as earned in accordance with the contract terms when royalties from licenses can be reasonably estimated and collectibility is reasonable assured. To date, the Company has not yet recognized any royalty revenue.

(f)	Research and development cost

Research and development costs related to continued research and development programs are expensed as incurred in accordance with ASC topic 730, formerly Statement of Financial Accounting Standards ("SFAS") No. 2, Accounting for Research and Development Costs. However, materials and equipment are capitalized and amortized over their useful lives if they have alternative future uses.

(g)	Income taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for losses and tax credit carry forwards. Significant judgment is required in determining whether deferred tax assets will be realized in full or in part. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactments. A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to remain unrealized.

3.	Significant accounting policies (continued)

(g)	Income taxes (continued)

The Company adopted ASC topic 740-10, formerly Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB No. 109 ("FIN 48"), on January 1, 2007. FIN 48 requires that uncertain tax positions are evaluated in a two-step process, whereby (i) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (ii) or those tax positions that meet the more-likely-than-not recognition threshold, the Company would recognize the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the related tax authority. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of FIN 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained. The cumulative effects of the application of the provisions of FIN 48 are described in Note 13.

The Company records any interest related to income taxes in interest expense and penalties in selling, general and administrative expense.

(h)	Share issue costs

Incremental costs incurred in respect of issuing capital stock are recorded as a reduction of additional paid-in capital.

(i)	Translation of foreign currencies

The financial statements of Intellipharmaceutics International Inc. are measured using the Canadian dollar as the functional currency. The Company’s reporting currency is the US dollar. The financial results of the Canadian operations are measured using the Canadian dollar as the functional currency. Assets and liabilities of the Canadian operations have been translated at year-end exchange rates and related revenue and expenses have been translated at average exchange rates for the year. Accumulated gains and losses resulting from the translation of the financial statements of the Canadian operations are included as part of accumulated other comprehensive (loss) income, a separate component of shareholders' equity.

In respect of other transactions denominated in currencies other than the respective entities' functional currencies, the monetary assets and liabilities are translated at the year-end rates. Revenue and expenses are translated at rates of exchange prevailing on the transaction dates. Non-monetary balance sheet and related income statement accounts are remeasured into US dollar using historical exchange rates. All of the exchange gains or losses resulting from these other transactions are recognized in income.

(j)	Stock-based compensation

The Company calculates stock-based compensation using the fair value method, under which the fair value of the options at the grant date is calculated using the Black-Scholes Option Pricing Model, and subsequently expensed over the appropriate term.  The provisions of the Company’s stock-based compensation plans do not require the Company to settle any options by transferring cash or other assets, and therefore the Company classifies the awards as equity.

Share-based compensation expense recognized during the period is based on the value of share-based payment awards that are ultimately expected to vest. The Company estimates forfeitures at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The share based compensation expense is recorded in the income statement under research and development expense and under selling, general and administration expense. Note 11 provides supplemental disclosure of the Company's stock options.

3.	Significant accounting policies (continued)

(k)	Allowance for doubtful accounts

An allowance for doubtful accounts, if any, is estimated on a case-by-case basis after review of the outstanding receivable amounts and the probability of collection within a reasonable period of time.

(l)	Loss per share

Basic loss per share ("EPS") is computed by dividing the loss attributable to common shares' shareholders by the weighted average number of common shares outstanding. Diluted EPS reflects the potential dilution that could occur from common shares issuable through the exercise or conversion of stock options, restricted stock awards, warrants and convertible securities. In certain circumstances, the conversion of options, warrants and convertible securities are excluded from diluted EPS if the effect of such inclusion would be anti-dilutive. The dilutive effect of stock options is determined using the treasury stock method. Stock options and warrants to purchase 828,341, 312,652 and 476,736 common shares of the Company during 2009, 2008 and 2007, respectively, were not included in the computation of diluted EPS because the Company has loss for the 11 month period ended November 30, 2009 and the years ended December 31, 2008 and 2007 as the effect would have been anti-dilutive.

(m)	Comprehensive (loss) income

The Company follows ASC topic 810-10, formerly SFAS No. 130, Reporting Comprehensive Income. This statement establishes standards for reporting and display of comprehensive income and its components. Comprehensive income is net income plus certain items that are recorded directly to shareholders' equity. Other than foreign exchange gains and losses arising from cumulative translation adjustments, the Company has no other comprehensive (loss) income items.

(n)	Fair value measurement

In September 2006, the FASB issued ASC topic 820, formerly FASB Statement No. 157, Fair Value Measurement ("Statement 157") for financial assets and financial liabilities. Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt Statement 157 beginning on January 1, 2008.

Under SFAS 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). SFAS 157 establishes a hierarchy for inputs to valuation techniques used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that reflect assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. There are three levels to the hierarchy based on the reliability of inputs, as follows:

●	Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●
Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets and liabilities in markets that are not active.

●	Level 3 – Unobservable inputs for the asset or liability.

3.	Significant accounting policies (continued)

(n)	Fair value measurement (continued)

The degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. The adoption of SFAS 157 for financial assets and liabilities did not have a material effect on the Company’s consolidated financial statements, or result in any significant changes to its valuation techniques or key considerations used in valuations.

(o)	Recently adopted accounting pronouncements

In November 2007, the EITF reached a final consensus on accounting standards related to collaborative arrangements, referred to as FASB ASC Topic 808. The FASB ASC Topic 808 is focused on how the parties to a collaborative agreement should account for costs incurred and revenue generated on sales to third parties, how sharing payments pursuant to a collaborative agreement should be presented in the income statement and certain related disclosure questions. The FASB ASC Topic 808 is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years.  Upon becoming effective, FASB ASC Topic 808 did not have a material impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued the Business Combinations Topic (“Business Combinations”) of the ASC.  Business Combinations replaces previously issued guidance with respect to business combinations.  It applies to all transactions and events in which an entity obtains control over one or more other businesses.  Business Combinations substantially increases the use of fair value and makes significant changes to the way companies account for business combinations and noncontrolling interests.  Some of the more significant requirements are that it requires more assets acquired and liabilities assumed to be measured at fair value as of the acquisition date, liabilities related to contingent consideration to be remeasured at fair value in each subsequent reporting period, acquisition-related costs to be expensed, and noncontrolling interests in subsidiaries to be initially measured at fair value and classified as a separate component of equity.  Business Combinations is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited, and is to be applied prospectively, with one exception relating to income taxes.  The Company was required to adopt Business Combinations effective January 1, 2009.  As the Company did not acquire any businesses during 2009, the adoption of Business Combinations has had no impact on the Company’s consolidated statements.  The transaction as disclosed in Note 1 was accounted for as an acquisition of assets and liabilities.

In April 2009, the FASB amended the Fair Value of Financial Instruments Subsection of the ASC to require publicly traded companies to make disclosures about fair value of financial instruments for interim reporting periods as well as in annual financial statements.  The amendment also requires those disclosures in summarized financial information at interim reporting periods.  The amendment is effective for financial statements issued after June 15, 2009, with early application permitted.  The adoption did not have an impact on the Company 2009 consolidated financial statements.

In April 2009, the FASB issued guidance in the Fair Value Measurements and Disclosures Topic of the ASC regarding the determination of when a market is not active and whether a transaction is not orderly.  The guidance also requires disclosures in interim and annual periods of the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques and related inputs, if any, during the period.  The new guidance is effective for financial statements issued after June 15, 2009, with early application permitted.  The adoption did not have an impact on the Company 2009 consolidated financial statements.

3.	Significant accounting policies (continued)

(o)	Recently adopted accounting pronouncements (continued)

In April 2009, the FASB issued updated guidance related to business combinations, which is included in the Codification in ASC 805-20, “Business Combinations — Identifiable Assets, Liabilities and Any Noncontrolling Interest” (ASC 805-20). ASC 805-20 amends the provisions in ASC 805 for the initial recognition and measurement, subsequent measurement and accounting, and disclosures for assets and liabilities arising from contingencies in business combinations. ASC 805-20 is effective for contingent assets or contingent liabilities acquired in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption did not have an impact on the Company’s 2009 consolidated financial statements.

In May 2009, the FASB issued the Subsequent Events Topic of the ASC (“Subsequent Events”).  Subsequent Events applies to all entities, and provides guidance on management’s assessment of events that occur after the balance sheet date but before the issuance of the financial statements.  It distinguishes between subsequent events that should and should not be recognized in the financial statements, and requires disclosure of certain nonrecognized subsequent events.  It requires that management assess subsequent events for both interim and annual reporting periods.  Subsequent Events is not expected to significantly change practice because its guidance is similar to that in previously-existing U.S. auditing literature for assessing and disclosing subsequent events.  Rather, it represents guidance directed specifically to management.  The adoption did not have an impact on the Company’s 2009 consolidated financial statements.

In June 2009, the FASB issued Accounting Standards Update 2009-01, The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162 (“ASU 2009-01”).  ASU 2009-01 is intended to be the source of authoritative U.S. GAAP for nongovernmental entities, and all of the content is considered authoritative.  As a result, the GAAP hierarchy now includes only two levels of GAAP, authoritative and nonauthoritative.  ASU 2009-01 is effective for financial statements issued for interim or annual periods ending after September 15, 2009.  ASU 2009-01 does not change existing GAAP, and therefore there was no change to the Company’s financial statements upon its adoption.

In August 2009, the FASB issued Accounting Standards Update 2009-05, Fair Value Measurements and Disclosures (Topic 820) (“ASU 2009-05”).  ASU 2009-05 clarifies that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using either a valuation technique that uses the quoted price of the identical liability when traded as an asset, or quoted prices for similar liabilities or similar liabilities when traded as assets.  Should this information be unavailable, the entity is required to use another valuation technique that is consistent with the principles of Topic 820.  ASU 2009-05 is effective in the first interim or annual period after issuance, with early adoption permitted.  The adoption did not have an impact on the Company 2009 consolidated financial statements.

3.	Significant accounting policies (continued)

(p)	Future accounting pronouncements

In June 2009, the FASB issued new guidance on “Accounting for Transfers of Financial Assets”.  It addresses concerns raised by the SEC, members of Congress, and financial statement users about the accounting and disclosures required by existing guidance in the wake of the subprime mortgage crisis and the global credit market deterioration, and is intended to improve the accounting and disclosure for transfers of financial assets.  The new guidance is effective for financial asset transfers occurring after the beginning of an entity’s first fiscal year that begins after November 15, 2009, with early adoption prohibited.  The Company has adopted it on December 1, 2009.  The adoption did not have an impact on the Company’s 2009 financial statements.

In June 2009, the FASB updated “Consolidation – Consolidation of Variable Interest Entities” (“Consolidation”).  The update amends the consolidation guidance that applies to variable interest entities (“VIEs”), and will significantly affect an entity’s overall consolidation analysis.  The amendments to the consolidation guidance affect all entities currently within the scope of Consolidation as well as qualifying special-purpose entities that are outside of its scope.  An enterprise will need to reconsider its previous conclusions regarding the entities that it consolidates, as the update involves a shift to a qualitative approach that identifies which entities have the power to direct the activities that most significantly impact the VIE’s economic performance and the obligation to absorb its losses or the right to receive benefits from it, as compared to the existing quantitative-based risks and rewards calculation.  The update also requires ongoing assessment of whether an entity is the primary beneficiary of a VIE, modifies the presentation of consolidated VIE assets and liabilities, and requires additional disclosures.  The updated guidance is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2009, with early adoption prohibited.  The Company has adopted it on December 1, 2009.  The adoption did not have an impact on the Company’s 2009 financial statements.

In October 2009, the FASB issued Accounting Standards Update 2009-13, Revenue Recognition (“ASU 2009-13”).  ASU 2009-13 amends the criteria for separating consideration in multiple-deliverable revenue arrangements, and establishes a hierarchy of selling prices to determine the selling price of each specific deliverable.  As part of this, ASU 2009-13 eliminates the residual method for allocating revenue among the elements of an arrangement and requires that consideration be allocated at the inception of an arrangement.  As well, it expands disclosure requirements.  ASU 2009-13 is effective for fiscal years beginning on or after June 15, 2010, and therefore will be adopted by the Company on December 1, 2010.

The FASB, the EITF and the SEC have issued other accounting pronouncements and regulations during 2009 and 2008 that will become effective in subsequent periods.  The Company’s management does not believe that these pronouncements will have a significant impact on the Company’s financial statements at the time they become effective.

4.	Acquisition

As disclosed in Note 1, the Company entered into an acquisition transaction acquiring certain assets and assumed liabilities from Vasogen.  As Vasogen did not meet the definition of business under ASC paragraphs 805-10-55-4 through 55-9, the transaction was accounted as an asset acquisition recorded at carrying value which approximates fair value.  The excess of Vasogen assets acquired over liabilities assumed on the acquisition is recorded as a credit to the additional paid in capital of the Company as follows:

$

Assets
Cash	11,334,855
Investment tax credits and prepaid expenses and sundry assets	489,255
Fixed assets	11,406
11,835,516

Liabilities assumed
Accounts payable & accrued liabilities	2,299,289
Warrant liability	543,669
2,842,958
Additional paid in capital	8,992,558

5.	Property and equipment

			November 30,
			2009
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Computer equipment	149,969	109,353	40,616
Computer software	17,050	14,087	2,963
Furniture and fixtures	85,149	59,301	25,848
Laboratory equipment	1,808,372	910,055	898,317
Leasehold improvements	895,511	895,511	-
Lab equipment under
capital lease	61,712	22,868	38,844
Computer under
capital lease	76,920	37,387	39,533
	3,094,683	2,048,562	1,046,121

5.	Property and equipment (continued)

			December 31,
			2008
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Computer equipment	118,479	85,090	33,389
Computer software	14,777	10,667	4,110
Furniture and fixtures	73,796	46,365	27,431
Laboratory equipment	1,735,133	885,875	849,258
Leasehold improvements	776,109	638,826	137,283
Lab equipment under
capital lease	53,484	12,261	41,223
Computer under
capital lease	66,664	24,710	41,954
	2,838,442	1,703,794	1,134,648

Depreciation for the 11 month period ended November 30, 2009 was $344,768 (December 31, 2008 - $574,851; December 31, 2007 - $399,160).

6.         Accrued liabilities

	November 30,		December 31,
	2009		2008
		$	$

Professional fee	482,624		148,458
Other	57,980		13,095
	540,604		161,553

7.	Employee cost payable

As at November 30, 2009, the Company had $462,986 (December 31, 2008 - $142,000) in unpaid salary payable to Dr. Isa Odidi and Dr. Amina Odidi, principal stockholders, directors and executive officers of the Company and $38,128 (December 31, 2008 - $12,311) for other employees.

8.	Due to related parties

Amounts due to the related parties are payable to entities controlled by shareholders and to officers and directors of the Company.

	November 30,	December 31,
	2009	2008
	$	$

Promissory note payable to two directors
and officers of the Company, unsecured,
6% annual interest rate on the outstanding
loan balance (i)
(2009 - Cdn $2,463,240; 2008 - Cdn $1,099,495)	2,333,498	902,705
Note payable to an entity controlled by
shareholders, officers and directors of the
Company, unsecured, non-interest bearing
with no fixed repayment terms.
(2009 - Cdn $28,167; 2008 -
Cdn $28,167)	26,683	23,125
	2,360,181	925,830

Interest expense on the promissory note payable to related parties for the 11 month period ended November 30, 2009 is $85,113 (December 31, 2008 - $65,750; December 31, 2007 - $99,090) and has been included in the consolidated statement of operations.

(i)
As a result of the transactions, as described in Note 1, effective October 22, 2009, the promissory note dated September 10, 2004 issued by IPC Corp. to Dr. Isa Odidi and Dr. Amina Odidi (the “Promissory Note”) was amended to provide that the principal amount thereof shall be payable when payment is required solely out of (i) revenues earned by IPC Corp following the effective date, and/or proceeds received by any IPC Company from any offering of its securities following the effective date and/or amounts received by IPC Corp for the scientific research tax credits received after the effective date for research expenses of IPC Corp incurred before the effective date and (ii) up to $800,000 from the Net Cash (as defined in the IPC Arrangement Agreement). Subsequent to year end $800,000 of the shareholder note was repaid by the Company in accordance with the terms of the IPC Arrangement Agreement.

These transactions are in the normal course of operations and have been measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

9.	Lease obligations

The Company leases facilities under an operating lease which expires on November 2010. The Company also leases various computers and equipment under capital leases. Future minimum lease payments under leases with terms of one year or more are as follows at November 30, 2009:

	Capital	Operating
Years ending December 31,	leases	lease
	$	$

2010	38,764	96,000
2011	13,376	-
	52,140	96,000
Less: amounts representing interest at 11%	3,683	-
	48,457	96,000
Less: current portion	35,595	-
	12,862	96,000

It is the Company’s present intension to renew the lease for its premises before the lease expires before November 2010.

10.	Capital stock

Authorized, issued and outstanding

(a)
The Company is authorized to issue an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares. As at November 30, 2009, the Company has 10,907,057 common shares issued and outstanding and no preference shares issued and outstanding.

A company (“Odidi Holdco”) owned by two officers and directors of the IPC own 5,997,751 common shares or approximately 55% of IPC.

Each common share of the Company entitles the holder thereof to one vote at any meeting of shareholders of the Company, except meetings at which only holders of a specified class of shares are entitled to vote. Common shares of the Company are entitled to receive, as and when declared by the board of the Company, dividends in such amounts as shall be determined by the board of the Company. The holders of common shares of the Company have the right to receive the remaining property of the Company in the event of liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary.

The preference shares may at any time and from time to time be issued in one or more series. The board of directors will, by resolution, from time to time, before the issue thereof, fix the rights, privileges, restrictions and conditions attaching to the preference shares of each series. Except as required by law, the holders of any series of preference shares will not as such be entitled to receive notice of, attend or vote at any meeting of the shareholders of the Company. Holders of preference shares will be entitled to preference with respect to payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, on such shares over the common shares of the Company and over any other shares ranking junior to the preference shares.

10.	Capital stock (continued)

Authorized, issued and outstanding (continued)

(a)	(continued)

As a result of the transactions, as described in Note 1, effective October 22, 2009 former shareholders of IPC Ltd. owned approximately 86% of the outstanding common shares of IPC and former shareholders of Vasogen owned approximately 14% of the outstanding common shares of IPC. Each former Vasogen Inc. shareholder received 0.065963061 common shares of IPC, and each former equity shareholder of IPC Ltd and its operating affiliate IPC Corp. received 0.552788117 common shares of IPC, for each share they exchanged in the transaction.

As described in note 2(a) the comparative share information have been amended to give effect of the transaction described in note 1.

As at December 31, 2008 and 2007, IPC Ltd had 3,329,965 common shares issued and outstanding (6,023,944 prior to exchange as described above). In connection with the October 2009 transaction IPC LTD issued an additional 52,356 common shares to a broker before all of the common shares outstanding of IPC Ltd were converted to common shares in the Company. As a result of the transactions, as described in note 1, effective October 22, 2009 these shares were cancelled and the holders of these shares received shares in the Company.

As at December 31, 2008 and 2007, IPC Ltd had 5,997,751 Special Voting Shares issued and outstanding (10,850,000 prior to exchange as described above). The Special Voting Shares outstanding in IPC Ltd gave their holders voting rights on a one vote per share basis. The Special Voting Shares had no right to dividends or distributions from IPC Ltd and had no equity interest in IPC Ltd. These Special Voting Shares were all owned by a company controlled by two officers and directors of the Company (“Odidi Holdco”). As a result of the transactions, as described in Note 1, effective October 22, 2009 these non equity shares were cancelled and the holders of these shares received no shares in the Company. As a result of the transactions described in note 1 effective October 22, 2009 the 5,997,751 (10,850,000 prior to exchange described above) equity shares owned by Odidi Holdco, were exchanged for common shares in the Company.

(b)
During the year ended December 31, 2007, IPC Ltd. issued 34,833 common shares to various investors for gross proceeds of $220,545. Further, during the year ended December 31, 2007, IPC Ltd. entered into a private placement agreement and a revenue arrangement with a pharmaceutical company. IPC Ltd. issued 394,848 common shares to this pharmaceutical company for gross proceeds of $4,999,995. IPC Ltd. allocated $2,500,000 to the common shares issued to this pharmaceutical company being the estimated fair value of the common shares, and the residual amount of $2,499,995 was allocated as a non-refundable upfront fee on the revenue agreement.

The gross proceeds from the private placements in the year ended December 31, 2007 aggregated to $2,720,545. IPC Ltd. recorded the aggregate par value of $777 as common shares and the balance amount of $2,617,546, net of the costs of issuance of $102,222 was recorded as additional paid-in-capital.

10.	Capital stock (continued)

(c)
During the year ended December 31, 2007, IPC Ltd. issued 1,493 common shares to employees for services rendered. The fair value of the common shares amounted to $9,450, based on the price at which common shares were issued for cash to arm’s-length investors in a private placement transaction at or around the same time as common shares were granted to the employees. This amount has been expensed as selling, general and administrative costs. IPC Ltd. recorded the par value of these shares, amounting to $3.50, as common shares and the balance of $9,447 has been recorded as additional paid-in capital.

(d)
As of December 31, 2008 and 2007 IPC Ltd. had 2,288,026; restricted common shares. Restricted stock is unregistered shares that has been issued but can’t yet be sold in the market. The share certificate normally bears a written legend stating the restriction. When the shares can legally be sold, the legend is removed from the certificate and the shares are moved from restricted to the free trading on the company ledger. As a result of the transactions, as described in Note 10(a), effective October 22, 2009 these shares were cancelled and the holders of these shares received unrestricted shares in the Company as described above.

11.	Options

As a result of the transactions, as described in Note 1, effective October 22, 2009, the Company adopted a new stock option plan (the "Employee Stock Option Plan"). All grants of options to employees after October 22, 2009 are made from the Employee Stock Option Plan. The maximum number of common shares issuable under the Employee Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company from time to time, or 1,090,706 based on the number of issued and outstanding common shares as at November 30, 2009. As at November 30, 2009 87,991 options are outstanding under the employee stock option plan. Each option granted allows the holder to purchase one common share at an exercise price not less than the closing price of the Company's common shares on the Toronto Stock Exchange on the last trading day prior to the grant of the option. Options granted under these plans generally have a maximum term of 10 years and generally vest over a period of up to three years. As at November 30, 2009, there were 1.0 million options available for grant under the Employee Stock Option Plan.

As a result of the transactions, as described in Note 1, effective October 22, 2009 each former Vasogen option holder received 0.065963061 options to purchase common shares of IPC, and each former Intellipharmaceutics Ltd. Option holder received 0.552788117 options to purchase common shares of IPC, for each option they exchange in the transaction. As a result 72,386 IPC options were issued to Vasogen option holders, 2,783,617 options were issued to IPC Ltd option holders.  Previously issued performance based options in the amount of 2,763,941 were included in the IPC options issued to IPC option holders.

In August 2004, the Board of Directors of IPC Ltd approved a grant of 2,763,941 stock options, to two executives who were also the principal shareholders of IPC Ltd. The vesting of these options is contingent upon the achievement of certain performance milestones. These options will expire in 2014.

In addition to the Employee Stock Option Plan, in connection with the October 2009 transaction IPC Ltd issued an additional 87,256 broker options to purchase common shares of IPC Ltd which upon completion of the acquisition transaction become options to purchase common shares of IPC. The fair value of these broker options $161,833 were recorded as a charge to additional paid in Capital and a charge to share issuance costs in additional paid in capital.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model, consistent with the provisions of Accounting Standards Codification topic ASC 718, formally SFAS No. 123(R) and SAB No. 107.

11.	Options (continued)

Because option-pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. The assumptions presented in the table below represent the weighted average of the applicable assumption used to value stock options at their grant date. The Company calculates expected volatility based on historical volatility of the Company’s peer group that is publicly traded. The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on an average of the term of the options. The risk-free rate assumed in valuing the options is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. The expected dividend yield percentage at the date of grant is nil as the Company is not expected to pay dividends in the foreseeable future.

The value of broker options granted in 2009 and the value of stock options granted in 2007 was estimated using the following assumptions.  In 2008 there were no stock options granted.

	2009	2007

Volatility	142.3%	50%
Risk-free interest rate	1.5%	5%
Expected life (in years)	1	1 - 10
Dividend yield	-	-
The weighted average grant date
fair value per options granted	$1.85	$2.70

Details of Stock option transactions are as follows:

			November 30,			December 31,			December 31,
			2009			2008			2007
		Weighted	Weighted		Weighted	Weighted		Weighted	Weighted
		average	average		average	average		average	average
		exercise	grant		exercise	grant		exercise	grant
	Number of	price per	date	Number of	price per	date	Number of	price per	date
	options	share	fair value	options	share	fair value	options	share	fair value
		$	$		$	$		$	$

Outstanding,
beginning
of period	2,800,199	3.64	1.59	2,837,970	3.65	1.59	2,834,877	3.65	1.59
Granted	87,256	6.26	1.85	-	-	-	3,093	5.43	2.70
Vasogen options
exchanged for
IPC options	72,386	116.40	78.82	-	-	-	-	-	-
Expired	(20,653)	5.90	1.80	(37,771)	5.83	0.85	-	-	-

Outstanding,
end of period	2,939,188	6.48	3.46	2,800,199	3.64	1.59	2,837,970	3.65	1.59

Options
exercisable,
end of
period	451,642	22.22	13.67	312,652	3.80	1.57	350,423	4.02	1.50

11.	Options (continued)

As of November 30, 2009, the exercise prices, weighted average remaining contractual life of outstanding options and weighted average grant date fair values were as follows:

				Options outstanding			Options exercisable
		Weighted	Weighted	Weighted		Weighted	Weighted
		average	average	average		average	average
		exercise	remaining	grant		exercise	grant
Exercise	Number	price per	contract	date	Number	price per	date
price	outstanding	share	life (years)	fair value	exercisable	share	fair value
$		$		$		$	$

Under 10.00	2,881,698	3.71	4.7	1.61	394,152	4.26	1.66
10.00-100.00	45,649	36.24	6.4	28.43	45,649	36.24	28.43
100.00-500.00	5,550	364.98	4.7	238.08	5,550	364.98	288.08
500.00-1,000.00	6,126	732.53	2.4	454.53	6,126	732.53	454.53
1,000.00-1,500.00	165	1,149.13	1.4	709.18	165	1,149.13	709.18
	2,939,188	6.48			451,642	22.22

Total unrecognized compensation cost relating to unvested stock options at November 30, 2009 is approximately $3,542,400 (December 31, 2008 - 3,542,400). Of the total stock options granted up to November 30, 2009, 2,763,940 stock options will vest upon the achievement of certain performance conditions. During the year ended December 31, 2007, a performance condition was met as the U.S. Food and Drug Administration accepted an abbreviated new drug application for a certain drug, resulting in the vesting of 276,394 stock options. As a result, a stock-based compensation expense of $442,800 relating to these stock options was recognized in research and development expense in the year ended December 31, 2007. The Company determined that it is probable as at December 31, 2008 that the Company will meet the performance criteria related to 276,394 stock options. Accordingly, the Company recorded an additional stock based compensation expense of $442,800 related to these options. As at December 31, 2008, 2,487,546 performance-based stock options remains unvested. No other compensation cost has been recognized for the remaining unvested performance-based options as their vesting is not considered probable at this time. On a pro forma basis, if all performance conditions are achieved prior to the expiry of the term of these options in 2014, a stock-based compensation expense of approximately $3,542,400 will be recognized.

No options were exercised in the 11 month period ended  November 30, 2009, and years ended December 31, 2008 and 2007.

The Company's total stock based compensation for the 11 month period ended November 30, 2009 and years ended December 31, 2008 and 2007 was $18,529, $442,800 and $460,621 respectively.

The Company recorded stock-based compensation relating to option grants amounting to $18,529 recorded in selling, general and administration for the 11 month period ended November 30, 2009, and $9,450 for the year ended December 31, 2007.

The Company recorded stock-based compensation expense relating to option grants amounting $442, 800 recorded in research and development expenses for the year ended December 31, 2008 and $451,171 for the year ended December 31, 2007.

12.	Warrants

As a result of the transactions, as described in Note 1, effective October 22, 2009 certain former Vasogen warrant holders that held warrants received 0.065963061 warrants to purchase common shares of IPC for each warrant they exchange in the transaction, as noted in the tables below. The fair value of these warrants on the effective date was $543,669. The following table provides information on the 376,699 warrants outstanding and exercisable as of November 30, 2009:

	Number		Shares issuable
Exercise price	outstanding	Expiry	upon exercise
$

U.S. 95.51	113,962	November 14, 2011	113,962
U.S. 47.91	243,275	May 24, 2012	243,275
U.S. 57.76	19,462	May 24, 2010	19,462
	376,699		376,699

IPC Ltd had 126,312 warrants previously issued that expired unexercised on September 10, 2008.

Details of warrant transactions are as follows:

2009

Outstanding in beginning of period	-
IPC warrants issued in exchanged for Vasogen warrants	393,583
Expired	(16,884)
376,699

The fair value of the warrants outstanding at November 30, 2009 was $226,268 and was estimated using the following assumptions:

Warrants			Risk free	Expected
outstanding	Dividend	Volatility	rate	life
		%	%

113,962	-	153.50	1.41	2 yrs
243,275	-	153.50	1.75	2.5 yrs
19,462	-	49.80	0.41	0.5 years

13.	Income taxes

The Company files Canadian income tax returns for its Canadian operations. Separate income tax returns are filed as locally required.

The total provision for income taxes differs from the amount which would be computed by applying the Canadian income tax rate to loss before income taxes. The reasons for these differences are as follows:

	November 30,	December 31,	December 31,
	2009	2008	2007
	%	%	%

Statutory income tax rate	33	35	35

	$	$	$

Statutory income tax recovery	(606,782)	(1,317,811)	(451,777)
Increase (decrease) in income taxes
Non-deductible expenses/
non-taxable income	(30,210)	244,412	191,526
Change in valuation allowance	1,177,092	653,572	(198,158)
Recognized tax benefit of loss
carry-forwards	-	-	(174,714)
Change in substantively enacted
rates, other changes in tax rates
applied, changes in foreign
exchange rates and other	(540,100)	419,827	633,123
	-	-	-

13.	Income taxes (continued)

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and certain carry-forward balances. Significant temporary differences and carry-forwards are as follows:
	November 30,	December 31,	December 31,
	2009	2008	2007
	$	$	$

Deferred tax assets
Non-capital loss carry-forwards	2,343,338	1,533,384	996,458
Book and tax basis differences
on assets and liabilities	628,859	141,252	19,858
Undeducted regulatory fees	-	-	65,401
Other reserve	21,060	63,694	-
Undeducted research and
development expenditures	1,072,822	1,150,657	1,163,636
	4,066,079	2,888,987	2,245,353
Valuation allowances for
deferred tax assets	(4,066,079)	(2,888,987)	(2,235,415)
	-	-	9,938
Deferred tax liabilities
Book and tax basis differences
on assets and liabilities	-	-	(9,938)
Net deferred tax assets	-	-	-

At November 30, 2009, the Company had cumulative operating losses available to reduce future years’ income for income tax purposes:

Canadian income tax losses expiring
in the period ended November 30,	Federal

2014	1,682,382
2015	2,142,761
2026	516,589
2027	-
2028	1,681,943
2029	1,916,677
7,940,352

United States Federal income tax losses expiring
in the period ended November 30,

2024	65,348
2025	16,234
2026	34,523
116,105

13.	Income taxes (continued)

At November 30, 2009 the Company had a cumulative carry-forward pool of SR&ED expenditures in the amount of $4,288,287 Federal, which can be carried forward indefinitely.

At November 30, 2009, the Company had approximately $328,069 of Ontario harmonization credits, which will expire on the November 30, 2014 taxation year. These credits are subject to a full valuation allowance as they do not meet the more likely than not test.

At November 30, 2009, the Company had approximately $156,138 (December 31, 2008 - 163,822; December 31, 2007 - $183,600) of unclaimed Canadian investment tax credits (ITCs) which expire from 2024 to 2029. These credits are subject to a full valuation allowance as they do not meet the more likely than not test.

The net deferred tax assets have been fully offset by a valuation allowance because it is not more likely than not the Company will realize the benefit of these deferred tax assets. The Company does not have any unrecognized tax benefits as of November 30, 2009, December 31, 2008 and 2007.

The Company files unconsolidated federal income tax returns domestically and foreign jurisdictions. The Company has open tax years from 2002 to 2009 with taxing jurisdictions including Canada and the U.S. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations, as they relate to amount, timing, or inclusion of revenues and expenses.

The Company did not incur any interest expense related to uncertain tax positions in 2009, 2008 and 2007, or any penalties in those years. The Company had no accrued interest and penalties as of November 30, 2009 and December 31, 2008.

14.	Deferred revenue

Management has determined that it cannot reasonably estimate how much work, if any, will be done on the two remaining product candidates under the agreement with Par in fiscal 2010 therefore the Company does not anticipate recognizing any revenue under this agreement in 2010 and have recorded the entire amount as long term.

15.	Contingencies

From time to time, the Company may be exposed to claims and legal actions in the normal course of business, some of which may be initiated by the Company. As at November 30, 2009, there were no pending litigation or threatened claim is outstanding, other than the one described in the following paragraph.

In October 2008, the Company, together with a drug development partner, Par Pharmaceutical, Inc. (“Par”), was named as a defendant in two litigation actions in respect of the filing with the U.S. Federal Drug Agency of the Company’s generic drug application for a drug product it has developed for Par. The plaintiffs in each action have claimed to hold patents relating to the drug product developed by the Company. The Company believes that its product does not infringe such patents. Par is responsible for defense of the litigation and the related costs.

Pursuant to an arrangement agreement between Vasogen and Cervus dated August 14, 2009 (the "Cervus Agreement"), Vasogen and New Vasogen entered into an indemnity agreement (the "Indemnity Agreement"), which became an obligation of the Company as of October 22, 2009.

15.	Contingencies (continued)

The Indemnity Agreement is designed to provide Cervus, with indemnification for claims relating to Vasogen's and New Vasogen's business that are brought against Cervus in the future, subject to certain conditions and limitations.

The Company’s obligations under the Indemnity Agreement relating to the Tax Pools (as defined in the Indemnity Agreement) are limited to an aggregate of Cdn$1,455,000 with a threshold amount of Cdn$50,000 before there is an obligation to make a compensation payment.

16.         Financial instruments

(a)	Fair values

Effective January 1, 2008, we adopted Accounting Standards Codification 820 Fair Value Measurements and Disclosures (“ASC 820”) which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of ASC 820 apply to other accounting pronouncements that require or permit fair value measurements. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date; and establishes a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Inputs refers broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. To increase consistency and comparability in fair value measurements and related disclosures, the fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The three levels of the hierarchy are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly for substantially the full term of the financial instrument.

Level 3 inputs are unobservable inputs for asset or liabilities.

The categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

16.         Financial instruments (continued)

(a)	Fair values (continued)

Fair value of cash is measured based on Level 1 inputs referred to in the three levels of the hierarchy noted above.

The carrying values of cash, accounts receivable, investment tax credits and accounts payable and accrued liabilities approximates their fair values because of the short-term nature of these instruments.

The fair values of amounts due to related parties are not determinable due to the nature of the amounts.

(b)	Interest rate and credit risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on the investment due to the short term nature of the investments.

Trade accounts receivable potentially subjects the Company to credit risk. The Company provides an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable.

16.         Financial instruments (continued)

(b)	Interest rate and credit risk (continued)

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	November 30, 2009	December 31, 2008

Total accounts receivable	5,427	22,326
Less: allowance for doubtful accounts	-	-
Total accounts receivable, net	5,427	22,326

Not past due	521	21,443
Past due for more than 31 days
but no more than 60 days	3,589	445
Past due for more than 61 days
but no more than 90 days	-	438
Past due for more than 91 days
but no more than 120 days	-	-
Past due for more than 120 days	1,317	-
Less: Allowance for doubtful accounts	-	-
Total accounts receivable, net	5,427	22,326

The Company is also exposed to credit risk at period end from the carrying value of its cash. The Company manages this risk by maintaining bank accounts with a Canadian chartered Bank. The Company’s cash is not subject to any external restrictions.

(c)	Foreign exchange risk

The Company has balances in Canadian dollars that give rise to exposure to foreign exchange risk relating to the impact of foreign exchange (“FX”) of translating certain non-US dollar balance sheet accounts as these statements are presented in US dollars.   A strengthening U.S. dollar will lead to a FX loss while a weakening U.S. dollar will lead to a FX gain. For each Canadian dollar balance of $1.0 million a +/- 10% movement in the Canadian currency held by the Company versus the US dollar would affect the Corporation’s loss and other comprehensive loss by $0.1 million.

16.         Financial instruments (continued)

(c)	Foreign exchange risk (continued)

Balances denominated in foreign currencies that are considered financial instruments are as follows:

	November 30, 2009
	USD total	Canadian
FX rates used to translate to USD		1.0556
	$	$
Assets
Cash	8,014,492	8,460,098
Accounts receivable	5,427	5,729
Investment tax credits	1,840,044	1,942,350

Liabilities
Accounts payable	1,323,368	1,396,948
Accrued liabilities	540,604	570,662
Employee cost payable	501,114	528,976
Capital lease	48,457	51,151
Due to related party	2,360,181	2,491,407

(d)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecast cash requirements with expected cash drawdown.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at November 30, 2009:

	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	1 year	1 year
	$	$	$	$	$

Accounts payable	1,323,368	-	-	-	-
Accrued liabilities	540,604	-	-	-	-
Employee cost payable	501,114	-	-	-	-
Lease obligations	9,941	8,544	8,560	8,550	12,862
Due to related party	800,000	1,560,181	-	-	-

17.	Segmented information

The Company's operations comprise a single reporting segment engaged in the research, development, licensing and marketing of both new and generic controlled-release pharmaceutical products. As the operations comprise a single reporting segment, amounts disclosed in the financial statements for revenue, loss for the year, depreciation and total assets also represent segmented amounts. In addition, all of the Company's long-lived assets are in North America.

	November 30,	December 31,	December 31,
	2009	2008	2007
	$	$	$

Revenue
Canada	62,615	21,574	158,638
United States	567,564	1,256,130	2,138,678
	630,179	1,277,704	2,297,316

Total assets
Canada	11,081,332	3,026,024

Total property and equipment
Canada	1,046,121	1,134,648

18.	Major customers and concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. In fiscal year 2009, two customers accounted for 90% and 10% of net revenue of the Company and one customer accounted for 100% of accounts receivable of November 30, 2009. In fiscal year 2008, one customer accounted for 98% of net revenue of the Company and three customers accounted for 52%, 31% and 11% of accounts receivable at December 31, 2008. In fiscal year 2007, two customers accounted for 81% and 10% of net revenue of the Company and 29% and 68% of accounts receivable at December 31, 2007. All of the Company's major customers are located in the U.S.

19.	Non cash transactions

In connection with the acquisition transaction described in Note 4, the Company acquired certain assets and assumed certain liabilities that were non-cash. There were no non-cash transactions in 2008 and 2007.

2009
$
Investment tax credits and prepaid expenses and sundry assets	489,255
Accounts payable and assumed liabilities	2,299,289
Warrant liability	543,669

20.	Subsequent events

The Company has evaluated subsequent events through February 26, 2010.